Filed by EQT Corporation

(Commission File No. 1-3551)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Rice Energy Inc.

(Commission File No. 001-36273)

On June 19, 2017, EQT Corporation (“EQT”) hosted a conference call regarding EQT’s pending acquisition of Rice Energy Inc. (“Rice”) pursuant to the Agreement and Plan of Merger, dated as of June 19, 2017, by and among EQT, Eagle Merger Sub I Inc. and Rice. A copy of the transcript from this conference call follows.

EQT Corporation Conference to Discuss EQT’s Acquisition of Rice Energy
June-19-2017

Confirmation #13664843

EQT Corporation Conference to Discuss EQT’s Acquisition of Rice Energy

June-19-2017

Confirmation #13664843

Operator:  Greetings, and welcome to this morning’s conference to discuss EQT’s acquisition of Rice Energy.

At this time, all participants are in a listen-only mode.  A brief question and answer session will follow the formal presentation.  If anyone should have require operator assistance during the conference, you may press star-zero on your telephone keypad.  As a reminder, this conference is being recorded.

It is now my pleasure to introduce Patrick Kane, Chief Investor Relations Officer.  Thank you.  You may now begin.

Mr. Patrick Kane:  Thanks, Danielle [sp].  Excuse me.  Good morning, everyone, and thank you for participating in EQT Corporation’s conference call.  With me today are Steve Schlotterbeck, President and Chief Executive Officer; Rob McNally, Senior Vice President and Chief Financial Officer; and David Schlosser, Senior Vice President and President of Exploration and Production.

A replay of this call will be available for a seven-day period beginning early this evening.  The telephone number for the replay is 201-612-7415 with a confirmation code of 13664843.  The call will also be replayed for seven days on our website.

In a moment, Steve will summarize EQT’s acquisition of Rice Energy.  Following the prepared remarks, Steve, Rob, and David will all be available to answer your questions.  First, a few logistical comments.

Earlier this morning, we issued a press release and posted a slide presentation, which both can be accessed on our investor portion of our website at www.eqt.com.  This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed transaction, EQT will file with the SEC a registration statement on Form S-4 that will include a preliminary joint proxy statement prospectus regarding the proposed transaction.  The joint proxy statement prospectus, when filed, and other documents file by EQT and Rice with the SEC may be obtained free of charge at EQT’s website, www.eqt.com, or Rice’s website, www.riceenergy.com, as applicable, or at the SEC’s website, www.sec.gov.

You should review materials such—filed with the SEC carefully, as they will include important information regarding the proposed transaction, including information about EQT and Rice and their respective directors, executive officers, and employees who may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests by security holdings or otherwise.

I’d like to remind you that today’s call may contain forward-looking statements.  You can find factors that could cause the company’s actual results to differ materially from these forward-looking statements listed in today’s press release and under risk factors in EQT’s Form 10-K for the year ended December 31st, 2016 as updated by any subsequent Form 10-Qs, which are on file with the SEC and are available on our website.  There are also important information in the slide presentation.

Today’s call may also contain certain non-GAAP financial measures.  Please refer to this morning’s press release for important disclosures regarding such measures, including reconciliations to the most comparable GAAP financial measures.

With that, I’d like to turn the call over to Steve.

Mr. Steve Schlotterbeck:  Thanks, Pat.  Good morning, everyone, and thank you for joining us today.

As many of you know, we’ve been focused on the implementation of our consolidation strategy for the past several quarters.  And we are very excited about today’s announcement, as the Rice acreage and midstream assets are a perfect complement to EQT’s existing footprint.  The future is indeed quite bright for our business and our employees, and we are particularly excited about the long term value delivery this transaction creates for our shareholders.

Before we get into the details, I first want to recognize the Rice family for building one of Appalachian Basin’s premier E&P companies.  Rice built their strong reputation with investors and in the market by driving shareholder value throughout the cycle, and they too have weathered the low commodity pricing of the last few years.

In addition, Rice Energy operates with the same strong ethics and focus on safety as EQT.  And both companies share the same commitment to land owners and support for our communities, as well as a mutual respect for the protection and preservation of the environment, attributes that are necessary to be a well respected operator in our industry.

Now let’s talk about what this transaction means from an operational standpoint, so moving ahead to slide four.  The combination of EQT and Rice creates the largest natural gas producer in the US.  As you can see, EQT is acquiring Rice Energy for $6.7 billion, consisting of .37 shares of EQT stock per Rice share and $5.30 in cash per Rice share.  This reflects an implied value of $27.04 per share of Rice Energy.

We are acquiring Rice Pennsylvania and Ohio acreage and production, including 187,000 Pennsylvania net West—or Marcellus acres, 65,000 Ohio net Utica acres, and 1.3 Bcfe per day of current production.  On the midstream side, we are acquiring 92 percent of Rice GP, including incentive distribution rights and 28 percent of Rice midstream partners’ units and Rice owned midstream assets, that are projected to generate $130 million of EBITDA in 2018, which we plan to drop to EQM.

EQT’s shareholders will own 65 percent of the combined company, and Rice will nominate two Directors to EQT’s Board.  EQT will issue $5.4 billion in equity, pay $1.3 billion in cash, and assume a refinance of approximately 1.5 billion of net debt and preferred equity.  Given the cash flow accretion, we expect to maintain investment grade ratings at EQT.

The transaction has been approved by EQT and Rice’s Boards, and will require approval by both EQT and Rice shareholders, as well as regulatory clearance, with closing expected in the fourth quarter of 2017.

Then moving to slide five, I’ve already covered the details on this slide but include it here for an easy to read summary of the assets being required [sic], and we’ll move to slide six.

As you know, there is significant improvement in returns on invested capital by extending lateral lengths.  Our consolidation focus has been on assets that are contiguous with our core Marcellus acreage position.  As you can see on the map, Rice’s acreage is as good a fit as any asset in our core development area.

As a result of the transaction, EQT becomes the largest natural gas producer in the US, with 2017 pro forma production of 1.3 Tcfe.  There are tremendous operating and capital synergies, which are estimated to have a present value of $2.5 billion.  In the first full year, we estimate operational savings of $100 million, and model cash flow per share accretion in excess of 20 percent, increasing to 30 percent in year two.

The transaction meets our consolidations targets, and we will immediately move to integrating our acquired assets, realizing higher returns through longer laterals.  Filling in holes and extending laterals will continue to be part of the development plan, and you should model about $100 to $200 million per year for these tactical fill-ins.

Moving to slide seven and some of the consolidation benefits, this transaction is driven by our strategy to significantly improve returns on invested capital and capture capital and operational synergies, driven by a 50 percent increase in lateral length in Greene and Washington Counties.  By extending laterals from 8,000 to 12,000 feet, the well returns will increase from 50 percent to 70 percent at a $3.00 NYMEX gas price.

We also will capture operational efficiencies through sharing of technical data and best practices, rig allocation, pad sites, water, access roads, etc.  Importantly, we immediately increase access to premium Gulf and Midwest markets from the addition of the Rice firm transportation portfolio.

And there are also midstream benefits.  EQM and EQGP growth profiles are enhanced through significant dropdown inventory available to EQM.  There will also be increased EQM organic growth opportunities to support the consolidated development, and this transaction expands EQM third party opportunity set in Pennsylvania and Ohio.  The consolidated footprint also provides for more efficient development of gathering systems for EQM, which result in higher returns to EQM and lower cost to EQT.

Now on slide eight, as I already discussed, the fit of the two companies’ assets provide tremendous synergies, estimated at $2.5 billion.

Then moving to slide nine, as we’ve discussed in the past, longer laterals drive returns.  Assuming a $3.00 NYMEX, or $2.50 local price, the returns improve from 52 percent to 70 percent in Pennsylvania.  And put another way, the PV-10 per well improves from $5.3 million to $9 million, a dramatic 70 percent increase in present value.

Then turning to slide 10, as you see on this slide, after the transaction we will be the largest natural gas producer in the US.

And then slide 11, EQT also will now be large cap, single basin focused, independent production company with a unique combination of scale, growth, and balance sheet strength.

Moving to slide 12, as you can see, we have an impressive inventory of core acreage in the Marcellus, Upper Devonian, and Utica.

Now to slide 13, here’s a high level look at our implementation plan.  There will be minimal realized synergies this year, given the expected closing date is in the fourth quarter.  2017 activity levels will remain consistent with guidance provided by both companies, as well as projected natural gas sales.

In 2018, we expect to begin to realize the benefits of longer laterals, as we estimate that we can achieve the same feet of pay developed in Pennsylvania for 20 percent fewer wells.  The 2018 volumes will be largely driven by the wells spud in 2017, and our preliminary 2018 sales volume guidance is essentially the sum of EQT and Rice current guidance.  We will provide more thoughtful guidance when we announce our development plans.

In 2018, we also expect to complete the dropdown of the retained midstream assets to EQM, begin to realize the midstream operational synergies, and, importantly, address the persistent sum of the parts discount at EQT.

In 2018, we will begin reaping the benefits of co-developing the acreage acquired over the past year and a half.  Furthermore, we are targeting cash flow break-even as a first step toward a capital investment disciplined approach for a company of our size and balance sheet strength, with a plan to provide meaningful cash returns to our shareholders in 2020 and beyond.

Now on slide 14, there’s a lot of information on this slide for your use in adjusting your models.  However, I will highlight that the acquired firm capacity to the Gulf triples our exposure to Henry Hub pricing.

And now to the final slide, with the recent acquisitions we have established a sustainable advantage in the most economic natural gas basin in the country.  As we already covered, longer laterals dramatically improve our returns.

We have an inventory position that allows us to execute our development for years to come.  The contiguous nature of acquisitions provide tremendous operational and capital synergies, as well as providing significant organic growth opportunities for EQM and EQGP.  Finally, our firm transportation portfolio, which is sized to match our growth, will result in improved price realizations over the foreseeable future, further improving returns.

In summary, this acquisition enables us to differentiate EQT as the premier natural gas company in the US focused in the most economic basin.  The combined footprint provides a differentiated advantage over our peers, allowing us to implement our consolidation strategy to realize significant synergies, improving returns for our shareholders.

Furthermore, the transaction makes our midstream business even more valuable and increases the options that we have to address the persistent sum of the parts discount that exists in EQT’s stock price.  As a management team, we remain committed to create shareholder value and look forward to executing on this tremendous opportunity.

With that, I’ll turn the call back to Pat.

Mr. Patrick Kane:  Thank you, Steve.  This concludes the comments portion of the call.  Danielle, will you please open the call for questions?

Operator:  Thank you.  We will now be conducting a question and answer session.

If you would like to ask a question, please press star-one on your telephone keypad.  A confirmation tone will indicate that your line is in the question queue.  You may press star-two if you need to remove your question from the queue.  For participants using speaker equipment, it may be necessary to pick up your handset prior to pressing the star keys.

One moment, please, while we poll for questions.

Our first question comes from Drew Venker with Morgan Stanley.  Please proceed.  Your line is live.

Mr. Drew Venker:  Morning, everyone.

Mr. Steve Schlotterbeck:  Morning, Drew.

Mr. Drew Venker:  I was hoping you can provide a little bit more detail on how the development plans would change post the merger.  I would assume that you’d be accelerating the development of Rice’s assets versus what they had originally planned, but maybe you could give a little bit more color there.

Mr. Steve Schlotterbeck:  Well, I think—so, for the balance of this year, there will be no change to the development plan, since we won’t be closing ‘til later this year.  And we’ll provide a lot more specifics in the December timeframe when we’re releasing our capital plan for 2018.

But the synergies from this acquisition are really focused in Greene and Washington Counties, where we have very significant overlap in amongst the best acreage in the Marcellus play.  So, I think it’s likely that you will see a strong capital allocation to those areas where we can drill the

12,000 plus foot laterals and earn the highest returns.  But more specifics will come when we release our capital plan in early December.

Mr. Drew Venker:  Thanks, Steven.

And on the present value synergies, you identified—you guys called out the G&A synergies, and presumably a lot of the present value synergies are also the longer laterals you guys referenced several times.  Are there any other components in there, you know, sizeable components, on costs that are worth calling out?

Mr. Steve Schlotterbeck:  Well, that’s what’s in those numbers.  We also expect our unit LOE cost to be down north of 20 percent per unit, which is not in those numbers.  So, there is some additional, although that’s a bit of a smaller number since our LOE’s already pretty low.

Mr. Drew Venker:  And that—Steve, that would be reflected in the 100 million of cost synergies in 2018, or that’s additional?

Mr. Steve Schlotterbeck:  No, no.  That’s in addition, yeah.

Mr. Drew Venker:  Okay.  And what’s driving that big cost reduction?

Mr. Steve Schlotterbeck:  Oh, just the operational synergies from the scale and the overlap of operations and some of the benefits we’ll get on water movement, water logistics, you know, people having to move smaller distances.

So, it’s just—this is a perfect fit for our existing position, so we’ll generate a lot of ongoing efficiencies on the LOE side that—but as a result—our LOE is fairly low already.  So, it—it’s kind of small in comparison to the synergies we get from the longer laterals, but it’s real.

Mr. Drew Venker:  Okay.  Thanks for the color, Steve.  I’ll leave it there.

Mr. Steve Schlotterbeck:  You bet.

Operator:  Our next question comes from Neal Dingmann with SunTrust.

Mr. Neal Dingmann:  Morning, and congrats on the deal, Steve.  Steve, looking at that slide 12, I know you mentioned about certainly the biggest overlap being in the Marcellus acres.  Can you maybe talk about just your early thoughts on the Utica acres there in Ohio being—I know Rice has had a—or does have a pretty—a big infrastructure with Gulfport and some others in the area; just any comment you can make on the upstream and infrastructure in that area.

Mr. Steve Schlotterbeck:  Yeah, Neal.  We like that acreage.  And I think our view will be when it—when we build our business plan for next year and looking at our capital allocation, we will be putting our capital to work in the highest return areas.  I expect that some of that Utica acreage will make it into our development plan for next year.

I will say that acreage is already very consolidated, so we don’t feel compelled to—or a real compelling need to go try and consolidate that acreage.  We can already drill pretty long laterals over there with the position that Rice already has, so no plans to go try and build on that position.  But I do think it’s—the returns will stack up fairly competitively and have a place in our capital plan next year.

Mr. Neal Dingmann:  Great.  Great color.

And then just one last one, Steve.  Just on the—you talked about in—on the press release about the midstream, the value and about the dropdown potential there.  I think you said you’d assign about 130 million potential to EBITDA to that.

Could you talk about potential—the timing around that, when we could see some of that?  And I’m just trying to—was trying to figure out, you know, if you really—assigned kind of what value to the IDRs.  And so, there’s two questions; what value to the IDRs and just the timing around some of those potential dropdowns.

Mr. Rob McNally:  This is Rob.  So, I think that is—in terms of the dropdowns, that’s likely early in 2018 after we get the transaction closed and get the dropdown figured out.  Valuation wise, we’d expect those drops to be worth, you know, north of $1 billion.  But we haven’t—we’re—we haven’t pinned that down yet.

On the IDRs, you know, that value is captured in the corporate value.  And when we have—we don’t have plans yet to sell the IDRs to EQGP, but that’s certainly a possibility that we’ll consider, but don’t have a valuation figured out yet.

Mr. Neal Dingmann:  Got it.  Thanks, Rob.  Thanks, Steve.  Congrats again.

Mr. Steve Schlotterbeck:  Yes, thank you.

Operator:  And our next question comes from Scott Hanold with RBC.

Mr. Scott Hanold:  Thanks.  Good morning, guys.

Mr. Steve Schlotterbeck:  Hi, Scott.

Mr. Rob McNally:  Hi, Scott.

Mr. Scott Hanold:  Hey.  So, page 13 talks about 2018 pro forma production guidance relatively unchanged, it looked like.  Could you talk about, just in general terms—you know, production’s going to be about—roughly the same.  Obviously ‘17 is done, but ‘18 is as well.  Is there any—like, how much capital savings, you know, does this combination create when you take the pro forma CapEx before and after?

Mr. Steve Schlotterbeck:  Yeah, I think, Scott, roughly we can achieve the same growth rate with roughly 7 percent less capital as a result of the combination than could be achieved by the two independent companies.

Mr. Scott Hanold:  Okay, that’s great.  So, obviously 20 percent fewer wells but longer laterals, a little bit—relative higher cost, 7 percent less CapEx overall.

Mr. Steve Schlotterbeck:  Right, ‘cause the laterals are 50 percent longer.  So, yeah.

Mr. Scott Hanold:  Right, right.

Mr. Steve Schlotterbeck:  But—and total capital—.

Mr. Scott Hanold:  —Yeah—.

Mr. Steve Schlotterbeck:  —Is about 7 percent.

Mr. Scott Hanold:  Seven percent less, great.

And then also on that page, you know, the comments of 2019, and then you made the comment about 2020 and beyond.  When you look at EQT going forward—you know, EQT and Rice historically have been both very high growth companies.  As you look and contemplate over what you’re going to do 2019, 2020, and beyond, you know, talking about returning cash to shareholders, you know, how do you think about, like, long term growth versus like, you know, pulling forward value with EQT?  And how do you want to achieve, you know, returning cash back to shareholders?

Mr. Steve Schlotterbeck:  Yeah, it’s a great question.  And I think—I can’t give you full specifics at this time, but I will say that it is my belief that we are in the second phase of the shale gas—I guess you can call it revolution.  And the high growth models of the first phase I don’t think are going to work in phase two.  We really need to be focused on creating real value and getting that value directly back to shareholders.

So, I think the way that will play out, particularly after this acquisition when we are now the largest producer in the US with a very attractive and concentrated position, is we will have to determine what the appropriate growth rate is, but that that growth will likely be certainly within cash flow and most likely below our cash flow so that we can return cash to shareholders.

And we will have to study what the best method of doing that is, whether it’s share buybacks or reestablishing a meaningful dividend.  But I think it’s critically important that we get there really as soon as practical.  And some of the practical implications are we have firm takeaway commitments, and, you know, there’s a real PV impact to not filling those fairly quickly.

So, you know, we’ll be weighing all of the factors and determining exactly when we get there and how far we go.  But I think it’s important for a company our size and in this phase of the shale gas economy, I guess I’d say, is to start looking at more moderate growth rates, generating profits, and returning those profits to shareholders.  So, that’s—you know, over the next several years, that’s clearly where we’re headed.

Mr. Scott Hanold:  Steve, you know, thanks for that.  It—definitely I think that it’s something investors, you know, certainly will appreciate.  And can you give us a general, you know, timeframe at which you think you’ll have some sort of, you know, outcome of your analysis?  You know, when could we expect this long range plan?

Mr. Steve Schlotterbeck:  I don’t know that it’s all going to be all at one point.  I think, you know, as we have earnings calls over the next year or so and as we integrate the assets, and certainly around the end of this year when we’re talking about a capital plan for ‘18, we will have, you know, firmed up our thoughts more.

A lot of that’s always subject to what the gas market is doing, so it’s hard to predict specifics well into the future.  But I think you will hear more about our thinking as time goes on, but I don’t think it’s going to be a—there’s one conference call where we lay out a grand plan with all the specifics and numbers.  But I think we’re very focused on that.

And I’m a strong believer that the grow as fast as you can at any cost model, while probably necessary early in the shale revolution, doesn’t work anymore and isn’t going to work anymore.  And for a company our size, you know, that’s far too risky of a strategy.  So, we’re going to be more prudent.  We’re going to have a moderate growth rate.

But—and—but I’m convinced, with our—I think we will have the leading natural gas cost structure in the country with a long, long runway of opportunity.  And I think that will generate the ability to grow at pretty attractive rates while being—while giving cash back to shareholders.  I think it’s going to be a pretty attractive value proposition.

Mr. Scott Hanold:  I appreciate that.  Thanks.

Mr. Steve Schlotterbeck:  You bet.

Operator:  Our next question comes from Phillip Jungwirth with BMO.

Mr. Phillip Jungwirth:  Good morning.  And congratulations on the transaction; makes a lot of sense.

Mr. Steve Schlotterbeck:  Thanks, Phil.

Mr. Phillip Jungwirth:  I was hoping you could expand upon part of the 2018 strategy being to develop a plan to address the sum of the parts discount on—at EQT.  Just curious if this implies a clean split between pro forma upstream and midstream, given that having a valuation marker on the GP arguably didn’t close this gap, or are there other alternatives that you could consider to simplifying the structure and unlocking value?

Mr. Steve Schlotterbeck:  Yeah, Phillip, I think it’s way premature to presume exactly what the best approach to resolving that sum of the parts discount is.  So, we are certainly not prepared to talk about specifics.

But I do want to be clear that we see this—the discount.  And after this transaction, we think it’s important that we take steps to address it.  And we’re going to spend a lot of time and effort addressing what the various options are.

And I do think that this transaction makes almost every potential scenario that you could think of to address it more attractive than those options would have been without this transaction.  So, I think this transaction only helps that effort.

Mr. Phillip Jungwirth:  Right, definitely agree on that.

And then just to clarify, when you say cash flow break-even in 2019, is this on a consolidated basis including third party MLP distributions, or is this EQT’s C corp only?

Mr. Rob McNally:  It—so, this is Rob—certainly would include—the distributions would, I think under most scenarios, have us free cash positive in 2019 even at relatively strong growth rates.  It would depend on the growth rate that we want to achieve in 2019 to see whether or not we’re cash flow positive with just the upstream cash flows, but it will be close.

Mr. Phillip Jungwirth:  Okay.

And then how, if at all, do you plan to integrate into your development plan Upper Devonian activity in both Greene and Washington County, given that Rice historically has only targeted the Marcellus in this area?

Mr. Steve Schlotterbeck:  Yeah, I think we will be taking a look at the returns that are available and—combined with our strong view of the use it or lose it proposition within that limited area in Pennsylvania for the Upper Devonian.  So, I think it’s likely that we will still include some Upper Devonian wells.

I will say that those Upper Devonian wells will now likely be significantly longer with significantly better economics.  And I don’t have the numbers, but it—I think it’s quite possible that our Upper Devonian wells could be as economic as everyone else’s Marcellus wells, given the extra length that we’ll be able to drill.

So—but, you know, we will be allocating capital based on returns, but also, within that limited area, incorporating our views of the use it or lose it.  But, you know, I don’t think it’ll be a huge part of our program, but there will still be some Upper Devonian development.

Mr. Phillip Jungwirth:  That’s great.  Thanks a lot.

Mr. Steve Schlotterbeck:  You bet.

Operator:  Our next question comes from Michael Hall with Heikkinen.

Mr. Michael Hall:  Thanks.  Good morning.

Mr. Steve Schlotterbeck:  Hi, Michael.

Mr. Michael Hall:  Congrats on the deal.  I guess I just wanted to maybe get a little more granular on the pro forma locations.  The 3,700 undeveloped locations in the core, can you split that out like Greene and Washington and then other?  How would you break that out?

Mr. Steve Schlotterbeck:  Give us a second.  Do we have it?

Mr. David Schlosser:  I know there’s 1,200 in Greene and Washington of those 3,700.

Mr. Steve Schlotterbeck:  Okay, there you go.

Mr. Michael Hall:  Okay.

Mr. Steve Schlotterbeck:  Twelve hundred of the 3,700 are in Greene and Washington.

Mr. Michael Hall:  Okay.  And then, so all Greene and Washington are 12,000—just to make sure I’m understanding this—are 12,000 feet on average.  Is that—?

Mr. David Schlosser:  —Yes, that’s the average.

Mr. Steve Schlotterbeck:  That’s the average, yes.

Mr. Michael Hall:  Okay.  And then the non Greene and Washington, it says assume 8,000 foot laterals in all core areas.  Those are all 8,000 or better.  Is that—do I understand that right?

Mr. David Schlosser:  Yeah.

Mr. Steve Schlotterbeck:  So—well, 8,000 would be the average—.

Mr. David Schlosser:  —Right—.

Mr. Steve Schlotterbeck:  —You should assume—.

Mr. Michael Hall:  —Okay—.

Mr. Steve Schlotterbeck:  —At the current time.

Mr. Michael Hall:  The average of the non—sorry to—.

Mr. Steve Schlotterbeck:  —Yeah—.

Mr. Michael Hall:  —Belabor it, but the—okay, the non Greene and Washington.  Okay.

And on the—and just to kind of circle back on the question around synergies to make sure I fully understood it, the $100 million number for 2018, that’s purely a G&A number, or are there—is that G&A plus some other—?

Mr. Rob McNally:  —It—so, that would be primarily G&A.  There will be some operating expense, but it’s largely G&A.

Mr. Michael Hall:  Okay.

And as you think about kind of executing on the growth program going forward as it relates to—I mean, if you’re drilling fewer wells but longer laterals, you think it’ll—do you have the rig—the rigs in place that you need?  Do you plan to accelerate rig count at all?  And where’re you at on completion services?  Looking at 2018, you think you have the crews in place that you need for that?

Mr. Steve Schlotterbeck:  Well, we—since we haven’t set our 2018 development plan yet, I really can’t comment on specifics.

Mr. Michael Hall:  Okay.

Mr. Steve Schlotterbeck:  For the balance of 2017, both EQT and Rice do have the service providers needed to follow through on their announced plans.  So—and again, I think—I don’t have any concerns about our ability to procure the necessary services for ‘18.  But we—again, we don’t have the specific plans yet, so I can’t comment specifically.

Mr. Michael Hall:  Fair enough.

And you mentioned you think you’ll maintain the investment grade status.  As you think about kind of the ideal structural—you know, the ideal combined, you know, structure of the entity moving forward, you expect to maintain that investment grade status.  Is that a pretty key focus?

Mr. Rob McNally:  Yeah, I think for the time being the investment grade status is meaningful to us.  And so, I don’t think that focus will change in the, you know, next couple of years.

Mr. Michael Hall:  Okay.  I appreciate it.  Thanks, guys.

Operator:  Our next question comes from Brian Singer with Goldman Sachs.

Mr. Brian Singer:  Thank you.  Good morning.

Mr. Steve Schlotterbeck:  Hi, Brian.

Mr. Rob McNally:  Morning, Brian.

Mr. Brian Singer:  How should we think about some of the areas in which there is less overlap between the two companies, mainly the Ohio acreage for Rice and the West Virginia acreage for EQT?  Does this get deemphasized from a capital allocation perspective and just kind of saved in the hopper, or is there any interest or opportunity for divesture?

Mr. Steve Schlotterbeck:  Well, I think, I mean, it will depend on the returns that are available in all of those areas.  So, when we do our business planning, that will be one of the primary drivers.

Ohio is pretty contiguous acreage and fairly long laterals.  So, I think it’s got a good job to compete.  And West Virginia, with the consolidation efforts we’ve had over the past year, have allowed us to lengthen laterals pretty considerably.  So, there will certainly be areas in West Virginia, particularly when you include the liquids rich areas of West Virginia that we won’t have in Pennsylvania.

So, from an economic standpoint, there could be areas—there will be areas in West Virginia that have shorter average laterals but equivalent returns.  So, I think there’ll be a place in our development strategy—or development plans for that.  So, you know, that’s—those of the kind of specifics that we’ll be working on before we announce our 2018 plan.

But I think all of the areas will have a place in our development plan, but you will see a strong focus on the core area of West Virginia where we have some excellent rock and the significant synergy potential between the two sets of assets.

Mr. David Schlosser:  You said West Virginia.

Mr. Steve Schlotterbeck:  Oh, Pennsylvania, sorry.  I’ve been corrected.

Mr. Brian Singer:  Great.  Great, thanks.

And then shifting to the balance sheet, I think you mentioned earlier, in this next stage of shale living within cash flow or below cash flow is where you want to be.  Does that apply on a consolidated basis?  And is this a shift from expectations for consolidated leverage and—to rise and consolidated cash flow to be a little bit below CapEx to now being more in line?

Mr. Rob McNally:  No, I don’t think it’s a shift.  I mean, I think this is consistent with our thinking, that we’d—you know, prior to this transaction.  We still believe that moving towards cash flow break-even or cash flow positive was the right thing to do.  We think that maintaining an investment grade balance sheet is what we should do, given the structure of the business.

Now, on a consolidated basis, you may see some of the debt shift to the midstream from the upstream, because I think it’s a more natural place to hold the debt given the long term nature of the contracts for the midstream.  But the—but I wouldn’t expect a huge change in the overall debt load.

Mr. Brian Singer:  Great.  Thank you very much.

Operator:  Our next question comes from Holly Stewart with Scotia Howard Weil.

Ms. Holly Stewart:  Hey, gentlemen.  Good morning.

Mr. Steve Schlotterbeck:  Morning.

Ms. Holly Stewart:  Maybe just kind of the quick thoughts on RMP here, Steve, if you would.  I mean, the, you know, stock’s obviously traded down here pretty significantly this morning.  It seems to make some sense for EQT, obviously, to be the natural buyer of that.  I’m just curious how, you know, you’d kind of put that in terms of your thoughts on capital allocation here going forward.

Mr. Rob McNally:  Yeah, Holly, this is Rob.  You know, I’d say at this point we’re just—we’re evaluating the opportunities for the midstream.  We think that there certainly is possibility there, but we need to evaluate it.

And, you know, we think that without that piece, this transaction still makes a lot of sense, to join Rice and EQT and the—and of course to drop the midstream assets that Rice holds down to EQM.  But—and we’ll continue to evaluate the two midstream MLPs.

Ms. Holly Stewart:  Okay, great.

Maybe on—just shifting gears quickly then, you said significant overlap obviously in Greene and Washington.  Can you give us those acreage—I mean, I’m assuming you’re the largest acreage holder in Green now, but can you give us those acreage breakdowns between the two counties?

Mr. Steve Schlotterbeck:  We can.  It’ll just take us one sec.  Do you have it?  Go ahead.

Mr. David Schlosser:  Pro forma—Holly, this is David—we will be 231,000 acres in Greene and 122,000 in Washington.

Ms. Holly Stewart:  Perfect.

And then also, I know we haven’t given ‘18 kind of development plan, but maybe just at the close your kind of pro forma rig count between the two entities and crews that have been assigned?

Mr. David Schlosser:  The two entities right now have 18 rigs running.  I mean, my—I’m guessing that it’ll be 20 percent or so less than that.  I was—I’m thinking 14 rigs pro forma.

Ms. Holly Stewart:  And then frac crews?

Mr. David Schlosser:  That I don’t have as good a handle on.  I don’t know exactly how many Rice has running.  But I don’t feel there’s any issue there.  I mean, we have—we’re up to six now.  I’m guessing Rice has two or three.  It’ll probably be somewhere in, you know, that nine range.

Ms. Holly Stewart:  Okay, great.

And then one—just one final one for me, the gas price assumption on the accretion dilution numbers that you provided?

Mr. Rob McNally:  It was at—it was just at the strip.  I don’t—it’s NYMEX of something right around $3.00.  I don’t remember exactly what it was.

Ms. Holly Stewart:  Okay.  Thanks, guys.

Mr. Steve Schlotterbeck:  Thanks.

Mr. Rob McNally:  Thanks, Holly.

Operator:  Our next question comes from Arun Jayaram with JP Morgan.

Mr. Arun Jayaram:  Yeah, good morning, gentlemen.  I was wondering if you could give us maybe some details of—on how the transaction came together.

Mr. Steve Schlotterbeck:  Yeah, we’re not commenting on the process right now.  That will be in the proxy statements when that comes out.  But for now, no comment on the process.

Mr. Arun Jayaram:  Okay, fair enough.

As you guys, you know, think about, you know, developing a path towards, you know, addressing the sum of the parts discount at EQT, you talked about the timeline being 2018.  Understanding you’re still thinking about the path, can you give us perhaps, you know, two or three, you know, opportunities that you see ahead to address that sum of the parts discount?

Mr. Steve Schlotterbeck:  Well, I think, you know, the obvious ones are a straight spin of the companies.  Clearly, another one would be the sale of one of the business units.  And a third would be some sort of transaction that—where we’re basically swapping one business unit for assets of the other one.  So, you build one while you exit the other.

So—and there are tax implications of all of those.  There are going forward implications on the business side for each of those.  So, you know, it’s a complicated thing to think through.  I think it’s simpler now that we’ve kind of established what we needed to do on the consolidation side.  So, now I think is the right time for us to really put pen to paper and think through what the best alternative is.

And a fourth option would be, you know, more simply, if EQT is undervalued and we have excess cash flow, to buy back our shares at a discount.  So, there’s lots of options available, and we’re going to be thoughtful about how we address it.

Mr. Arun Jayaram:  That’s helpful.

And my last question is—I just want to better understand.  If you go to slide nine where you’re showing the returns at different lateral lengths and then you show, you know, different, you know, wells per pad, so you’re showing the 12,000 foot laterals, a 12 well pad.  Why are you showing the different numbers of wells per lateral length?  I just want to better understand that graphic.

Mr. Steve Schlotterbeck:  Why are we showing more wells per pad—?

Mr. Arun Jayaram:  —Yeah—.

Mr. Steve Schlotterbeck:  —At the same time?  Because that’s—.

Mr. Arun Jayaram:  —Yeah—.

Mr. Steve Schlotterbeck:  —Kind of—they do go together.  So, when you put this acreage together, not only can you drill longer laterals but you can drill larger pads.  So—and that’s what we’ve been doing.

And both of those—it doesn’t really say this is our history on here, but when we developed it, it was really—the 5,500 foot laterals and five well pads is where we were a few years ago.  And then last year we were averaging six well pads and 6,000 foot—feet.  And then after some of the recent consolidation, we were at eight wells and 8,000 feet.  And now, with the Rice transaction, we expect to be able to average the 12 well pads and 12,000 feet in the Greene and Washington area.

So, that’s kind of why those numbers were chosen.  But they do—they go hand in hand, that as you consolidate, you get the benefit of both more wells per pad and longer laterals.

Mr. Arun Jayaram:  Okay.  Well, thanks a lot for that.

Mr. Steve Schlotterbeck:  You bet.

Operator:  Our next question comes from Gordon Douthat with Wells Fargo.

Mr. Gordon Douthat:  Thanks.  Good morning and congratulations on the deal.  Just had a question on the cash portion of the transaction and how you’re thinking about funding that near term.  Obviously you’ve got some cash on the balance sheet.  Just wanted to get a sense on, if you, you know, put some—you know, take down the cash, put some revolver borrowings on there to fund that piece, and then come back with dropdowns later, or if you look to take care of that all in one shot here and then do the drops later in addition to that.

Mr. Rob McNally:  Yeah, we’ve got a—yeah, you point out several options that we have.  I think probably the most likely route forward is that we would do some sort of capital markets transaction to fund it in a—in the form of a bond deal, and may well look to take out Rice’s existing debt at the same time.

Mr. Gordon Douthat:  Okay.  Thanks for that.

And then just the question again on RMP.  Do you need to restructure kind of the GP or kind of streamline the cost of capital on the midstream side before you consider, you know, an acquisition such as RMP?

Mr. Rob McNally:  No, we don’t.  Those two things would probably go hand in hand, but it’s not a necessary condition.

Mr. Gordon Douthat:  Okay.  Thanks a lot.

Operator:  Our next question comes from Bhavesh Lodaya with Credit Suisse.

Mr. Bhavesh Lodaya:  Hi.  Good morning.  On the midstream side, how should I think about the organic opportunity set which you guys have now with the combined entity, with the strategic working together with the E&P side?  Is it possible to give us some numbers on what we should expect on a yearly basis going forward?

Mr. Rob McNally:  I don’t think as this point we’re ready to give guidance on what the growth rates will be going forward on the organic side.

Mr. Bhavesh Lodaya:  And then maybe as we think about the combined companies, again on the midstream side, can we think about like are you willing to enter new sub segments like processing or maybe adding some more transmission?  Or even now that you are big on the Northeast side, obviously, are you open to adding more geographies to your business?

Mr. Steve Schlotterbeck:  Well, I think on the vertical side, we’ve discussed on prior calls our thoughts on potentially entering the processing business.  So, we have some experience in the past being in that business on our own.  And we also see some potential value in doing a structure similar to what Antero recently did.

So, we’re currently evaluating what would make the most sense.  But I think getting into the processing end of the business is a natural fit and natural next step for the midstream business. I think it—and on the transmission side, we’ve been pretty clear that, one, we need to get MVP done first.  But MVP comes with an expansion opportunity.  We can add another .8 Bcf a day of capacity on that line for relatively cheap cost at EQM.  So, on the transmission side, there’s that opportunity.

And at the current time, I think, you know, not really looking at expanded geographical footprint.  I think for now we’re focused on the organic opportunities that we see in the Northeast.  And there are—you know, now with the Rice acquisition, there are some water assets that also can potentially be expanded and some synergy benefits with EQT on being able to build out the water systems.  And that’s also part of the MLP structure, so there’s—there could be some growth opportunities there as well.

Mr. Bhavesh Lodaya:  Thanks.

And if I may, I had one last question.  So, the dropdowns are moving to EQM.  And you discussed some organic opportunities.  Rice/RMP had some organic CapEx planned.  So, would we expect those to move to EQM as we move ahead?

Mr. Rob McNally:  Not necessarily.  It will depend on who is more well situated and who’s—where the acreage is dedicated.  So, I wouldn’t necessarily make that assumption.

Mr. Bhavesh Lodaya:  Okay.  Thanks for the time.  Thanks.

Mr. Steve Schlotterbeck:  You bet.

Operator:  And our next question comes from Tim Rezvan with Mizuho.

Mr. Tim Rezvan:  Hi.  Good morning, folks.  Thank you for taking my call.  I was wondering if you could give a little more color on the—on page four.  You talk about the customary regulatory approvals.  Can you kind of just run through what that might look like and if FERC approval is needed?

Mr. Steve Schlotterbeck:  It’s just Hart-Scott-Rodino approvals.  That’s it.  We don’t expect really any issues.  But, you know, we have to file the paperwork and get the okay.

Mr. Tim Rezvan:  Okay.  Thank you.

Mr. Steve Schlotterbeck:  You bet.

Operator:  Our next question comes from Ross Payne with Wells Fargo Securities.

Mr. Ross Payne:  How you doing, guys?  You kind of alluded to this earlier, but any thoughts on EQM and RMP potentially combining down the road?  Thanks.

Mr. Rob McNally:  Yeah.  So, at this point, we’re just—we’re evaluating our options on the midstream.  We don’t really have any further comment at this point.

Mr. Ross Payne:  All right.  Thank you very much.

Operator:  Our next question comes from Michael Hall with Heikkinen.

Mr. Michael Hall:  Sorry, just wanted to follow up, and thanks for the opportunity to do so, on the sum of the parts discount and the kind of plan of attack there.  Appreciate the color you’ve already provided but just to kind of reiterate or circle back on it, in terms of establishing expectations, is it fair to think, then, a year from now we would have a concrete plan as to what you intend to do as it relates to addressing that sum of the parts discount, and then maybe 12 months from that point, you know, that will have been executed?  Is that a reasonable plan to have there?

Mr. Steve Schlotterbeck:  I think that might be a bit quick if you’re asking for commitments.  We are saying by the end of 2018 to—.

Mr. Michael Hall:  —Okay—.

Mr. Steve Schlotterbeck:  —Have a plan to address it.  So, I’d probably push it back six months.

Mr. Michael Hall:  Okay, perfect.  Appreciate it.  Thanks.

Mr. Steve Schlotterbeck:  Uh-huh.

Operator:  Our next question comes from Michael McAllister with MUFG Securities.

Mr. Michael McAllister:  Yeah, thanks for taking my call.  On slide nine, the 12 well pad with the 12,000 foot laterals, can you give me a number of how many pads you think that this is actually attainable with the—on a pro forma basis?

Mr. Steve Schlotterbeck:  Well, if we had the pad number at our fingertips.  I will say we are now drilling pads of that size and greater.  In fact, in some areas where we’re drilling Upper Devonian wells, we have a producing 22 well pad.  We’re currently drilling on a 26 well pad.  So, we routinely drill pads of that size, but I don’t think we have these—.

Mr. David Schlosser:  —Yeah—.

Mr. Steve Schlotterbeck:  —At—.

Mr. David Schlosser:  —I think going forward virtually all of them will be 12 or greater.  I—you know, I don’t know how—so, I guess all of them.  I don’t know how many are 20 or greater, but I think 12 is probably on the low side as we move forward.

Mr. Michael McAllister:  Okay.  Oh, okay.  Thank you very much.  I’m just trying to get the acreage position off of, you know, how big is a unit for the—for a 12,000 foot lateral that you’re using.  How big is the pad, I guess?

Mr. David Schlosser:  Yeah, I got to do the math.

Mr. Steve Schlotterbeck:  Yeah, we’d have to get our calculators out.  We can follow up with you—.

Mr. David Schlosser:  —Yeah, we can get back to you—.

Mr. Steve Schlotterbeck:  —On that.

Mr. Michael McAllister:  All right, great.  That’s fine.

Operator:  Thank you.  Ladies and gentlemen, we have reached the end of our Q&A session.  I would now like to turn the floor back over to Patrick Kane.

Mr. Patrick Kane:  Thank you, Danielle.  And thank you all for participating.

Operator:  Thank you.  Ladies and gentlemen, this concludes today’s conference.  You may disconnect your lines at this time.  Thank you all for your participation.

Cautionary Statement Regarding Forward-Looking Information

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, EQT’s and Rice’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements including: risks related to our strategy to develop our Marcellus, Utica, Upper Devonian and other reserves; changes in our drilling plans and programs and the availability of capital to complete these plans and programs; changes in production sales volumes and growth rates; projected average lateral lengths and drilling locations; projected unit costs; projected EBITDA of Rice’s retained midstream assets; risks related to our acquisition and integration of acquired businesses and assets; the cost of defending our intellectual property; technological changes and other trends affecting the oil and gas industry; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the risk that the financing required to fund the transaction is not obtained; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; EQT’s ability to complete the acquisition and integration of Rice successfully; litigation relating to the transaction; and other factors that may affect future results of EQT and Rice. Additional factors that could cause results to differ materially from those described above can be found in EQT’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investors” section of EQT’s website, https://www.eqt.com/, under the heading “SEC Filings” and in other documents EQT files with the SEC, and in Rice’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, each of which is on file with the SEC and available in the “Investor Relations” section of Rice’s website, https://www.riceenergy.com/, under the subsection “Financial Information” and then under the heading “SEC Filings” and in other documents Rice files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither EQT nor Rice assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information

In connection with the proposed transaction, EQT will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of EQT and Rice and a Prospectus of EQT, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving EQT and Rice will be submitted to EQT’s shareholders and Rice’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF EQT AND STOCKHOLDERS OF RICE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about EQT and Rice, without charge, at the SEC’s website (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Investor Relations, EQT Corporation, EQT Plaza, 625 Liberty Avenue, Pittsburgh, Pennsylvania 15222-3111, Tel. No. (412) 553-5700 or to Investor Relations, Rice Energy Inc., 2200 Rice Drive, Canonsburg, Pennsylvania 15317, Tel. No. (724) 271-7200.

Participants in the Solicitation

EQT, Rice, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding EQT’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on February 17, 2017, and certain of its Current Reports on Form 8-K.  Information regarding Rice’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 17, 2017, and certain of its Current Reports on Form 8-K.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.  Free copies of this document may be obtained as described in the preceding paragraph.

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